Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

January 30, 2015

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:  Post-Effective Amendment No. 127 to the Registration Statement on Form N-1A of Deutsche Enhanced Emerging Markets Fixed Income Fund, Deutsche Enhanced Global Bond Fund, and Deutsche Global Small Cap Fund (each, a “Fund,” and collectively, the “Funds”), each a series of Deutsche Global/International Fund, Inc. (the “Corporation”) (Reg. Nos. 033-05724; 811-04670)

Dear Ms. Gordon,

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) received via a telephone call on January 20, 2015 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Funds on December 3, 2014 and currently has an effective date of February 1, 2015.

The Staff’s comments are restated below followed by the Funds’ responses.

Prospectus – General Comments

1.      Expense Waiver/Reimbursement Arrangements

Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in any affected Fund’s fee table will extend for at least one year from the effective date of such Fund’s Prospectus.

Response: Each affected Fund confirms that the expense waiver/reimbursement arrangements reflected in its fee table will extend for at least one year from the effective date of its Prospectus.

2.    Main Risks

Comment: For those Funds that have “Active trading” risk disclosure in the “Main Risks” section of the Prospectus, please consider modifying such disclosure by adding a cross-reference to the “Portfolio Turnover” section of the Prospectus.

Response: We respectfully decline to modify the above-referenced risk disclosure as suggested.  The affected Funds have reviewed said disclosure and believe it accurately captures the salient risks associated with active trading.

Deutsche Enhanced Emerging Markets Fixed Income Fund and Deutsche Enhanced Global Bond Fund – Prospectus Comments

1.      Principal Investment Strategy

Comment: Please consider revising in a more plain English fashion the “Currency strategies” sections in the Funds’ Prospectus.  In particular, please consider revising the third sentence in that section, which states: “In implementing the carry strategy, portfolio management intends to use a “relative value” analysis, seeking to systematically sell low interest rate currencies and buy high interest rate currencies.”

Response: The “Currency strategies” sections in the Funds’ Prospectus have been revised to address the Staff’s comment.

Deutsche Enhanced Global Bond Fund – Prospectus Comments

1.      Main Risks

Comment: Please consider further clarifying the second paragraph of the “Senior loans risk” disclosure in the “Main Risks” section of the Fund’s Prospectus.

Response: We respectfully decline to modify the above-referenced risk disclosure as suggested.  The Fund has reviewed the above-referenced paragraph and believes it is clear as currently drafted.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/James M. Wall

James M. Wall
Director & Senior Counsel

cc.    Elizabeth Reza, Ropes & Gray
Adam M. Schlichtmann, Ropes & Gray